December 1, 2005



Mail Stop 4561

Mr. In Ho Lee
President and Chief Executive Officer
Shinhan Financial Group Co., Ltd
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea


Re:	Shinhan Financial Group Co., Ltd.
	Form 20-F for the fiscal year ended December 31, 2004
	Filed June 30, 2005
	File Number: 001-31798


Dear Mr. Lee:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *



Form 20-F, filed on June 30, 2005

Item 5. - Operating and Financial Review and Prospects

Provision for Loan Losses, page 191

1. You disclose that your provision for loan losses has decreased from W1,011 billion in 2003 to W195 billion in 2004 as a result of a reduction in impaired loans as evidenced by a reversal of the provision for loan losses in your corporate loan portfolio in 2004.
You further state on page 99 that in an effort to collect on non-performing loans you may sell non-performing loans to third parties or enter into asset-backed securitization transactions. Please fully explain to us in your response letter and in future filings how your periodic provision for loan loss amounts were determined considering the following:

* sales of non-performing loans;
* securitizations of non-performing loans;
* changes in the asset quality of portfolio loans retained; and
* other facts and circumstances not explicit in the above.


* * * * *

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3492, if you have questions regarding these comments.


Sincerely,


John P. Nolan
Accounting Branch Chief

??

??

??

??

Mr. In Ho Lee
Shinhan Financial Group Co., Ltd
December 1, 2005
Page 1